BriaCell Therapeutics Corp.

Suite 300 – 235 15th Street

West Vancouver, BC V7T 2X1

October 20, 2020

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Franklin Wyman, Lisa Vanjoske, Abby Adams, Joseph McCann

Re: BriaCell Therapeutics Corp.

Amendment No. 9 to Registration Statement on Form F-1

Filed September 18, 2020

File No. 333-234292

Ladies and Gentlemen:

BriaCell Therapeutics Corp. (the “Company”) is hereby submitting Amendment No. 10 to the Company’s Registration Statement on Form F-1 (“Amendment No. 10”). Amendment No. 10 revises the number of units offered and offering prices and reflects the Company’s changes in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission, received on October 15, 2020, relating to the above-referenced Amendment No. 9 to the Registration Statement on Form F-1.

For the Staff’s convenience, the Staff’s comments have been stated below in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 10 and all references to page numbers in such responses are to page numbers in Amendment No. 10.

Amendment No. 9 to Registration Statement on Form F-1

Cover Page

1. We reissue our May 29, 2020 comment. Please revise your references to the “assumed price” and “assumed public offering price” of $4.64 per Common Unit on the cover page of the prospectus to clarify that this is the midpoint of your price range. To this end, please also disclose the price range in the first and eighth paragraphs of the cover page to provide context for the assumed price of $4.64 and to clarify that the actual price will fall within the specified ranges.

RESPONSE: Amendment No. 10 addresses this comment on the cover page.

2. We note you have included alternative cover pages and disclosure for the sale of shares offered by the selling shareholders. Please tell us whether the selling stockholder would have the ability to make sales prior to the closing of the primary offering.

RESPONSE: The selling stockholder has expressed an intent not sell its shares using the selling stockholder prospectus prior to the closing of the primary offering or concurrently with the primary offering.

Risk Factors, page 19

3. Add a risk factor to highlight the potential conflict of interest that one of the company’s named experts is selling shares in the offering received in lieu of cash compensation.

RESPONSE: The Company has added a risk factor to address this comment on page 36 of Amendment No. 10.

Underwriting, page 123

4. We note your disclosure that if all the shares are not sold at the initial offering price, the representative may change the offering price and other selling terms. Please explain to us whether the inability of the underwriters to sell the shares would impact the amount of proceeds that you receive. Also, tell us how you would inform investors of changes to the offering.

RESPONSE: The inability of the underwriters to sell the Common Units and/or Pre-funded Units would have a negative effect on the amount of proceeds that the Company would receive. The Company will inform investors of any material changes to the offering by filing an amendment to the registration statement. If there are immaterial changes to the number of Common Units and/or Pre-funded Units sold or the public offering prices, as permitted by Rule 430A of the Securities Act, these changes will be reflected in the final prospectus. Please see page 123.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me or our counsel with any questions or comments regarding this correspondence or on Amendment No. 10 filed herewith. Thank you.

Sincerely,

/s/ William V. Williams
William V. Williams Chief Executive Officer

cc: (via email)

Avital Perlman, Esq.

Gregory Sichenzia, Esq.